Exhibit 99
	For Release:	November 1, 2013
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

NEWS

ALLETE reports third quarter earnings of 63 cents per share

ALLETE, Inc. (NYSE:ALE) today reported third quarter 2013 earnings of 63 cents per share on net income of $25.2 million and revenue of $251 million, compared to earnings of 78 cents, net income of $29.4 million and revenue of $248.8 million in the third quarter a year ago.

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power (SWL&P) and the company’s investment in the American Transmission Co., recorded net income of $24.6 million versus $29.3 million in the third quarter of 2012. Comparatively cooler summer weather this year reduced sales to Minnesota Power’s residential, commercial, and municipal customers. The period-over-period difference in weather resulted in a negative impact to earnings-per-share of about three cents. Minnesota Power’s taconite customers were not adversely impacted by the weather and operated near full capacity during the quarter.

As expected, Minnesota Power also incurred increases in operating and maintenance expenses. Depreciation, interest and property tax expenses also increased compared to last year, primarily attributable to recent capital investments.

The Investments and Other segment, consisting of BNI Coal, ALLETE Properties, ALLETE Clean Energy and miscellaneous corporate expenditures, recorded income of $0.6 million, compared to $0.1 million in the third quarter a year ago. During the third quarter of 2013, gains on sales of securities were partially offset by higher state income tax expense.

Quarterly earnings per share were diluted by four cents due to the issuance of common shares needed to fund strategic investments in renewable energy, environmental upgrades and energy transmission infrastructure.

Through September, ALLETE recorded net income of $71.7 million, a five percent increase over last year’s $68.2 million. Earnings per share of $1.81 were diluted by eleven cents due to the increase in shares outstanding. Revenue through September was $750.4 million compared to $705.2 million during the same period a year ago.

“While we initially expected lower quarterly earnings compared to last year’s third quarter, we were further impacted by several individually small items,” said Alan R. Hodnik, ALLETE Chairman, President and Chief Executive Officer. “Property tax expense has been higher than expected and we have had a slight delay in our capital spending. We also had lower municipal sales than projected, primarily due to the timing of the Essar Steel Minnesota project. All of these contributed to lower earnings than projected during the third quarter. Given our year-to date financial results and the fact that the Essar Steel Minnesota start-up will be later than originally anticipated, we expect our full-year 2013 earnings to be in the lower half of our previously stated guidance range of $2.58 to $2.78 per share.”

Hodnik continued, “Looking ahead to 2014, growth from our environmental and renewable investments will help enable ALLETE to achieve its long-term average earnings growth objective of five percent annually, using 2010 as the base year. Beyond 2014 we look forward to organic sales growth increases as Essar begins operations and from a potential new Polymet facility. Continued strategic capital investments, including the new Great Northern Transmission Line, will also support ALLETE’s long-term strategy of providing for multi-year, multi-faceted growth.”

ALLETE will host a conference call and webcast at 9 a.m. this morning to discuss details of its quarterly financial performance. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through November 3, 2013 by calling (855) 859-2056, pass code 77050134.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012

Operating Revenue	$251.0	$248.8	$750.4	$705.2

Operating Expenses
Fuel and Purchased Power	80.5	79.5	245.7	228.7
Operating and Maintenance	102.7	98.7	311.2	294.8
Depreciation	29.4	25.0	86.3	74.4
Total Operating Expenses	212.6	203.2	643.2	597.9

Operating Income	38.4	45.6	107.2	107.3

Other Income (Expense)
Interest Expense	(12.7)	(12.3)	(37.8)	(33.4)
Equity Earnings in ATC	4.9	4.9	15.1	14.3
Other	3.3	1.5	7.5	3.4
Total Other Expense	(4.5)	(5.9)	(15.2)	(15.7)

Income Before Income Taxes	33.9	39.7	92.0	91.6
Income Tax Expense	8.7	10.3	20.3	23.4
Net Income	$25.2	$29.4	$71.7	$68.2

Average Shares of Common Stock
Basic	39.8	37.7	39.4	37.3
Diluted	39.9	37.8	39.5	37.3

Basic Earnings Per Share of Common Stock	$0.63	$0.78	$1.82	$1.83
Diluted Earnings Per Share of Common Stock	$0.63	$0.78	$1.81	$1.83

Dividends Per Share of Common Stock	$0.475	$0.46	$1.425	$1.38

Consolidated Balance Sheet
Millions - Unaudited

	Sept. 30,	Dec. 31,		Sept. 30,	Dec. 31,
	2013	2012		2013	2012
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$164.5	$80.8	Current Liabilities	$223.5	$283.4
Other Current Assets	204.5	192.4	Long-Term Debt	1,064.2	933.6
Property, Plant and Equipment - Net	2,456.1	2,347.6	Deferred Income Taxes	474.9	423.8
Regulatory Assets	340.3	340.3	Regulatory Liabilities	68.7	60.1
Investment in ATC	112.7	107.3	Defined Benefit Pension & Other Postretirement Benefit Plans	216.0	228.2
Other Investments	142.9	143.5	Other Non-Current Liabilities	129.1	123.3
Other Non-Current Assets	42.9	41.5	Shareholders’ Equity	1,287.5	1,201.0
Total Assets	$3,463.9	$3,253.4	Total Liabilities and Shareholders’ Equity	$3,463.9	$3,253.4

	Quarter Ended		Nine Months Ended
ALLETE, Inc.	September 30,		September 30,
Income (Loss)	2013	2012	2013	2012
Millions
Regulated Operations	$24.6	$29.3	$73.0	$68.1
Investments and Other	0.6	0.1	(1.3)	0.1
Net Income Attributable to ALLETE	$25.2	$29.4	$71.7	$68.2
Diluted Earnings Per Share	$0.63	$0.78	$1.81	$1.83

Statistical Data
Corporate
Common Stock
High	$54.14	$42.66	$54.14	$42.66
Low	$45.78	$40.33	$41.39	$38.03
Close	$48.30	$41.74	$48.30	$41.74
Book Value	$31.60	$29.80	$31.60	$29.80

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	259	276	864	828
Commercial	379	393	1,091	1,084
Municipals	242	261	741	759
Industrial	1,894	1,915	5,508	5,624
Total Retail and Municipal	2,774	2,845	8,204	8,295
Other Power Suppliers	547	478	1,748	1,487
Total Regulated Utility	3,321	3,323	9,952	9,782
Non-regulated Energy Operations	26	25	90	81
Total Kilowatt-hours Sold	3,347	3,348	10,042	9,863

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipals
Residential	$24.5	$26.5	$80.8	$76.4
Commercial	31.3	30.6	90.1	82.5
Municipals	17.7	18.5	50.0	49.7
Industrial	101.0	102.1	298.6	293.4
Total Retail and Municipals	174.5	177.7	519.5	502.0
Other Power Suppliers	21.1	18.1	65.8	54.5
Other	30.8	30.6	98.3	85.5
Total Regulated Utility Revenue	$226.4	$226.4	$683.6	$642.0

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.